Cedar Fair, L.P.

One Cedar Point Drive

Sandusky, Ohio

44870-5259

May 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Justin Dobbie

100 F Street, N.E.

Washington, DC 20549

RE:	Cedar Fair, L.P.
Registration Statement on Form S-3
Filed December 4, 2009
File No. 333-163503

Dear Mr. Dobbie:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cedar Fair, L.P. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-163503) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2009. The Company’s CIK Code is 0000811532, and the Accession No. of the Registration Statement is 0001193125-09-247632.

The Company is requesting withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have elapsed since the Registration Statement was filed. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application, please contact the Company’s outside counsel, Cipriano S. Beredo at Squire Sanders (US) LLP at 216-479-8280.

CEDAR FAIR, L.P.
By Cedar Fair Management, Inc., General Partner

By:	/s/ Brian C. Witherow
Brian C. Witherow
Executive Vice President and Chief Financial Officer